Consolidated Statement of Financial Condition

Lincoln Financial Advisors Corporation
Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14685

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lincoln Financial Advisors Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street

(No. and Street)

Fort Wayne	IN	46802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl R. Pawsat   (336) 691-3486

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

2005 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

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☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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OATH OR AFFIRMATION

I, Carl R. Pawsat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Advisors Corporation, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI C KNIBB
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Guilford County
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Signature

AVP, Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Advisors Corporation

Consolidated Statement of Financial Condition
(in thousands)

Year Ended December 31, 2020

Contents



Ernst & Young LLP
One Commerce Square
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: 1.215.448.5000
Fax: 1.215.448.4069
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Lincoln Financial Advisors Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Lincoln Financial Advisors Corporation (the Company) as of December 31, 2020, and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1968.
February 25, 2021

Lincoln Financial Advisors Corporation

Consolidated Statement of Financial Condition
(in thousands)

		Year-Ended December 31, 2020
Assets		
Cash and invested cash	$	58,342
Financial instruments owned, at fair value		17,391
Commissions and fees receivable from third parties		35,900
Commissions and fees receivable from affiliates		7,520
Due from affiliates		5,950
Deferred tax asset		5,832
Prepaid expenses		1,278
Other assets, cash invested with affiliate		3,048
Other assets		18,949
Net property and equipment (accumulated depreciation: $12,060)		4,341
Total assets	$	158,551
Liabilities and stockholder's equity		
Liabilities:		
Payable to vendors	$	1,342
Due to affiliates		41,198
Deferred revenue		3,855
Accrued commissions		17,567
Accrued compensation and benefits		5,904
Other liabilities		12,685
Total liabilities		82,551
Stockholder's equity:		
Common stock – $100 par value; 5,000 shares authorized, issued, and outstanding		500
Additional paid-in capital		23,232
Retained earnings		52,268
Total stockholder's equity		76,000
Total liabilities and stockholder's equity	$	158,551

See accompanying notes.


Lincoln Financial Advisors Corporation

Notes to the Consolidated Statement of Financial Condition
(in thousands)

December 31, 2020


1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Advisors Corporation ("LFA" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, variable insurance products and equity and fixed income securities, and the provision of fee-based investment advisory services. LFA is licensed to engage in broker-dealer and investment advisor activity throughout the United States. Our wholly owned subsidiary, LFA Management Corporation ("LFAMC") is a management company incorporated in 2004 for the purpose of providing LFA with executive management services and corporate governance. LFA is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which are summarized below, significantly affect the determination of financial position, results of operations and cash flows. Additionally, uncertainties, including those associated with the COVID-19 pandemic, may impact our estimates and the determination of financial condition, results of operations and cash flows.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's financial position being significantly different from those that would have been obtained if the Company were autonomous.

The Company operates in one reportable segment given the similarities of all the products and services provided.

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of LFA and its wholly owned subsidiary, LFAMC. All intercompany accounts and transactions have been eliminated in consolidatio

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Accounting Estimates and Assumptions

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements. Those estimates are inherently subject to change and actual results could differ from those estimates.

Fair Value Measurement

Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk ("NPR"), which would include our own credit risk. Our estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability ("entry price"). Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), we categorize our financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique.

The three-level hierarchy for fair value measurement is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date, except for large holdings subject to "blockage discounts" that are excluded;
- Level 2 – inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and
- Level 3 – inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Notes to the Consolidated Statement of Financial Condition (continued)

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Fair Valuation Methodologies and Associated Inputs

We measure the fair value of our securities based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the security, and we consistently apply the valuation methodology to measure the security's fair value. Our fair value measurement is based on a market approach that utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. The sources of input to the market approach is primarily third-party pricing services. We do not adjust prices received from third parties; however, we do analyze the third-party pricing services' valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.

The observable and unobservable inputs to our valuation methodologies are based on a set of standard inputs that we generally use to evaluate all of our securities. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market indicators, industry and economic events are monitored, and further market data is acquired if certain triggers are met. For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. For private placement securities, we use pricing matrices that utilize observable pricing inputs of similar public securities and Treasury yields as inputs to the fair value measurement. Depending on the type of security or the daily market activity, standard inputs may be prioritized differently or may not be available for all securities on any given day.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Fair Valuation Methodologies and Associated Inputs (continued)

The following summarizes our fair valuation methodologies and associated inputs, which are particular to the specified security type and are in addition to the defined standard inputs to our valuation methodologies for all of our securities discussed above:

- Corporate bonds and U.S. government bonds – We also use Trade Reporting and Compliance Engine™ reported tables for our corporate bonds and vendor trading platform data for our U.S. government bonds. The Company had $13,420 of corporate bonds and U.S. government bonds at December 31, 2020.
- Collateralized loan obligations ("CLOs") – We also utilize additional inputs, which include new issues data, monthly payment information and monthly collateral performance, including prepayments, severity, delinquencies, step-down features and over collateralization features for each of our CLOs. The Company had $3,971 of CLOs at December 31, 2020.

In order to validate the pricing information, we employ, where possible, procedures that include comparisons with similar observable positions, comparisons with subsequent sales and observations of general market movements for those security classes. We have policies and procedures in place to review the process that is utilized by our third-party pricing service and the output that is provided to us by the pricing service. On a periodic basis, we test the pricing for a sample of securities to evaluate the inputs and assumptions used by the pricing service, and we perform a comparison of the pricing service output to an alternative pricing source. We also evaluate prices provided by our primary pricing service to ensure that they are not stale or unreasonable by reviewing the prices for unusual changes from period to period based on certain parameters or for lack of change from one period to the next.

Cash and Invested Cash

Cash and invested cash is carried at cost, which approximates fair value, and includes all highly liquid investments purchased with an original maturity of three months or less. Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, we categorized cash and invested cash in Level 1 of the fair value hierarchy. Cash and invested cash included $54,084 of securities which were subject to regulatory haircuts for purposes of the computation of net capital.

Notes to the Consolidated Statement of Financial Condition (continued)

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Cash Invested with Affiliate

In order to manage capital more efficiently, the Company participates in an intercompany cash management program where LNC can lend to or borrow from the Company to meet short-term borrowing needs. The cash management program is essentially a series of demand loans among LNC and its affiliates that reduces the overall borrowing costs by allowing LNC and its affiliates to access internal resources instead of incurring third-party transaction costs. Invested cash with LNC was $3,048 at December 31, 2020, and is included in other assets, cash invested with affiliate on the Consolidated Statement of Financial Condition.

Financial Instruments Owned, at Fair Value

Financial instrument owned, at fair value ("financial instruments") consist of fixed maturity securities carried at fair value. Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, we categorized financial instruments in Level 2 of the fair value hierarchy.

Revenue from Contracts with Customers

The associated accounts receivables are included in the commissions and fees receivable from third parties and affiliates on the Consolidated Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFA and LNL. Pursuant to an intercompany tax-sharing agreement with LNL, LFA provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFA will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 3 for additional information.

Other Assets and Other Liabilities related to AdviceNext^{SM}

The Company entered into an agreement with our clearing provider to launch *AdviceNext^{SM}*, an integrated offering that optimizes the delivery of the firm's practice resources, tools and technology to advisors.

The agreement provided business development credits that were received by the Company from the clearing provider upon achievement of certain time or performance milestones, as specified in the contract. The business development credits were recorded as deferred revenue. The current balance of $9,344 is included in other liabilities on the Consolidated Statement of Financial Condition. Additionally, the launch of *AdviceNext^{SM}* resulted in incremental and identifiable costs directly related to the acquisition of the agreement with the clearing provider. These costs were capitalized. The current balance of $10,278 is net of accumulated amortization and is included in other assets on the Statement of Financial Condition.

Notes to the Consolidated Statement of Financial Condition (continued)

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Property and Equipment

Property and equipment owned for company use is carried at cost less allowances for depreciation.

Deferred Revenue

Cash received in advance for financial planning contracts is recorded as deferred revenue until delivery of the product or service to the respective customer.

Deferred Compensation

Certain LFA employees and agents participate in deferred compensation plans sponsored by LNC and administered by LNL. LFA reports the liability in accrued compensation and benefits on the Consolidated Statement of Financial Condition.

Stock-Based Compensation

Certain LFA employees participate in stock-based compensation programs sponsored and administered by LNC. LFA is allocated certain expenses related to the program by LNC. This results in an offset to additional paid in capital on the Consolidated Statement of Financial Condition.

Loans to Registered Representatives

LFA has a program that offers forgivable and non-forgivable loans to attract top-producing representatives to join the sales network. Our loan portfolio primarily consists of forgivable loans. For such loans, if the producers can generate gross dealer concessions ("GDC") in excess of a contracted amount, LFA will advance the representative a specified dollar amount that will be forgiven over the life of the loan (typically three to seven years). The executed contract for each loan stipulates annual GDC requirements that must be met in order for that year's proportion of the loan to be waived. Alternatively, if at the end of the contract period, the cumulative GDC production is equal to or in excess of the aggregate contract requirement, the entire balance of the loan will be waived. For the non-forgivable loans, appropriate reserves are recorded. LFA reported loan receivables, net of amortization, of $7,893 as of December 31, 2020, in other assets on the Consolidated Statement of Financial Condition.

Notes to the Consolidated Statement of Financial Condition (continued)

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Adoption of New Accounting Standards

The following table provides a description of our adoption of new Accounting Standards Updates ("ASUs") issued by the FASB and the impact of the adoption on our financial statements. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.

Standard	Description	Effective Date	Effect on Financial Statements or Other Significant Matters
ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), Measurement of Credit Losses on Financial Instruments and related amendments	These amendments adopt a new model in ASC Topic 326 to measure and recognize credit losses for most financial assets. The ASU requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected over the life of the asset using a credit loss allowance. Changes in the allowance are charged to earnings. The measurement of expected credit losses is based on relevant information about past events, including historical experience, as well as current economic conditions and reasonable and supportable forecasts that affect the collectability of the financial asset. The method used to measure estimated credit losses for fixed maturity AFS securities will be unchanged from current GAAP; however, the amendments require credit losses to be recognized through an allowance rather than as a reduction to the amortized cost of those securities. The amendments permit entities to recognize improvements in credit loss estimates on fixed maturity AFS securities by reducing the allowance account immediately through earnings. The amendments are adopted through a cumulative effect adjustment to the beginning balance of retained earnings as of the first reporting period in which the amendments are effective. Early adoption was permitted for annual periods beginning after December 15, 2018, and interim periods therein.	January 1, 2020	The adoption of this guidance did not have a material impact on our Consolidated Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Effective Date	Effect on Financial Statements or Other Significant Matters
ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging and Topic 825, Financial Instruments	These amendments clarify the measurement, recognition and presentation of the allowance for credit losses on accrued interest receivable balances; the inclusion of recoveries when estimating the allowance for credit losses; the inclusion of all ASC Topic 944 – *Financial Services – Insurance* reinsurance recoverables within the scope of ASC 326-20; and provide additional targeted clarifications on the calculation of the allowance for credit losses. These amendments also make targeted clarifications to ASC Topics 815 and 825. Early adoption was permitted.	January 1, 2020	Our adoption of ASU 2016-13 and related amendments is discussed in the description section of ASU 2016-13. The adoption of the remainder of this guidance did not have a material impact on our Consolidated Statement of Financial Condition.
ASU 2019-05, Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief	The amendments provide entities that have certain instruments within the scope of Subtopic 326-20, *Financial Instruments – Credit Losses – Measured at Amortized Cost*, with an option to irrevocably elect the fair value option in Subtopic 825-10, *Financial Instruments – Overall*, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of ASC Topic 326.	January 1, 2020	The adoption of this guidance did not have a material impact on our Consolidated Statement of Financial Condition.

2. Revenues from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

During 2020 LFA did not record any new assets on the Consolidated Statement of Financial Condition related to costs to obtain or fulfill a contract with a customer.

Lincoln Financial Advisors Corporation

Notes to the Consolidated Statement of Financial Condition (continued)

3. Income Taxes

The income tax asset (liability) was as follows:

	December 31, 2020
Federal income tax asset (liability):	
Current	$ 5,540
Deferred	3,149
Total federal income tax asset (liability)	8,689
State income tax asset (liability):	
Current	718
Gross deferred	2,683
Total state income tax asset (liability)	3,401
Total current income tax asset (liability)	6,258
Total deferred income tax asset (liability)	5,832
Total income tax asset (liability)	$ 12,090

Significant components of our deferred tax assets and liabilities were as follows:

	December 31, 2020
Deferred tax assets	
Employee compensation plans	$ 1,889
Planner loans	2,502
State income taxes	2,683
Total deferred tax assets	7,074
Deferred tax liabilities	
Deferred costs/revenue	196
Other	1,046
Total deferred tax liabilities	1,242
Net deferred tax asset	$ 5,832

Lincoln Financial Advisors Corporation

Notes to the Consolidated Statement of Financial Condition (continued)

3. Income Taxes (continued)

The Company has Pennsylvania state net operating losses ("NOLs") of $14,398, which expire in 2034 through 2039.

Current federal income taxes payable is included in due to affiliates on the Consolidated Statement of Financial Condition.   Current state income taxes payable is included in other liabilities on the Consolidated Statement of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2019, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary.

The LNC consolidated group is subject to examination by U.S. federal, state, local and non-U.S. income authorities. With few exceptions for limited scope review, the Company is no longer subject to U.S. federal examinations for years before 2017. In the first quarter 2021 the Internal Revenue Service (IRS) commenced an examination of the Company's refund claims for 2014 and 2015 that is anticipated to be completed by the end of 2021.

We are not aware of any events for which it is likely that unrecognized tax benefits will significantly increase or decrease within the next year.

4. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFA has entered into various cost-sharing agreements with affiliates. Additionally, costs are allocated to LFA by certain affiliates under common LNC control for corporate and administrative services and for certain securities-related and product-specific expenses pursuant to Master Services Agreements. Costs include, but are not limited to, expenses related to broker-dealer management and operations, home and field office, human resource administration, print and distribution, legal services, compliance, administrative expenses, information technology, and communication services.

Due from affiliates and due to affiliates reported on the Consolidated Statement of Financial Condition relate to the intercompany expense sharing and tax agreements.

5. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, and laws governing the activities of broker-dealers; and registered investment advisers.

LFA is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding verdicts obtained in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2020. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFA's financial condition.

5. Contingencies (continued)

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

6. Net Capital Requirements

LFA operates under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements. Table below:

	December 31, 2020
Minimum net capital requirement	$ 250
Net capital	15,641
Excess net capital	$ 15,391

7. Capital

During 2020, LFA declared and paid dividends to its parent, LNL, of $12,000.

8. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.